                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               MAIR Holdings, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    560635104
                                 (CUSIP Number)

         Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                              (Tel.) (239) 262-8577
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               September 17, 2007
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 6 pages

----------
(1) The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 560635104                    13D                           PAGE 2 OF 6


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lloyd I. Miller, III
     ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (A)  [ ]
                                                                 (B)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF-AF-OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                      [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    838,921
  NUMBER OF    -----------------------------------------------------------------
    SHARES     8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY         420,954
     EACH      -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
    PERSON
     WITH           838,921
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    420,954
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,259,875
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA-OO
--------------------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                     Page 3 of 6


                         ORIGINAL REPORT ON SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

     This statement relates to the Common Stock, par value $0.01 per share (the "Shares") of MAIR Holdings, Inc. (the "Company"). The Company has its principal executive offices at Fifth Street Towers, Suite 1360, 150 South Fifth Street, Minneapolis, MN 55402.

ITEM 2. IDENTITY AND BACKGROUND

     This statement is filed by Lloyd I. Miller, III ("Miller" or the "Reporting Person"). Miller's principal business address is 4550 Gordon Drive, Naples, Florida 34102. Miller's principal occupation is investing assets held by or on behalf of his family. During the past five years, Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Miller is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     Miller is an investment advisor to the trustee of Trust A-4. Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. Trust A was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). Miller was named as the advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati,
Ohio), the trustee named in the Trust Agreement. All of the Shares Miller is deemed to beneficially own as the advisor to the trustee of Trust A-4 were purchased by funds generated and held by Trust A-4. The aggregate amount of funds used for the purchase of the Shares in Trust A-4 was $2,083,043.52.

     Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of Milfam II L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the Shares Miller is deemed to beneficially own as the manager of the general partner of Milfam II L.P. were purchased with money contributed to Milfam II L.P. by its partners, or money generated and held by Milfam II L.P. The aggregate purchase price for the Shares in Milfam II L.P. was $4,596,133.09.

ITEM 4. PURPOSE OF THE TRANSACTION

     As a shareholder, Miller is extremely dissatisfied with the performance of the Company and its subsidiaries. Further, Miller questions the viability of the Company's acquisition strategy for Big Sky Transportation Co., as disclosed in its latest Form 10-Q filed on August 14, 2007, to diversify within the airline-related industries. In view of continued, escalating losses of Big Sky Transportation Co., Miller believes that the Company should refrain from diverting shareholder cash to pursue acquisitions for Big Sky Transportation Co., either within or outside of the airline industry. Rather, Miller believes that it is in the best interest of the Company's shareholders for the Company to distribute cash dividends to the shareholders with respect to all excess cash remaining in the Company. Specifically, Miller believes that

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                                                                     Page 4 of 6


the company should initiate efforts to sell Big Sky Transportation Co. as soon as possible by retaining a nationally recognized investment bank to explore strategic alternatives. Miller believes that distributing cash dividends to shareholders and selling Big Sky Transportation Co. would maximize shareholder value.

     The Shares covered by this Schedule 13D were acquired by Miller for investment purposes in the ordinary course of his business as an investor and, except as described above in this Item 4 and herein, Miller does not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Miller reserves the right to change plans and take any and all actions that Miller may deem appropriate to maximize the value of his investments, including, among other things, (a) purchasing or otherwise acquiring additional securities of the Company, (b) selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions, or (c) taking actions regarding the Company or its securities to the extent deemed advisable by Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Miller may be deemed to beneficially own 1,259,875 (8.4% of the outstanding Shares, based on 15,068,267 Shares outstanding pursuant to the Company's Quarterly Report on Form 10Q filed on August 14, 2007). As of the date hereof, 420,954 of such beneficially owned Shares are owned of record by Trust A-4; and 838,921 of such beneficially owned Shares are owned of record by Milfam II L.P.

     (b)Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam II L.P.

     (c) The following table details the purchase of Shares effected by Miller during the past 60 days:

                                    Trust A-4

Date of Transaction    Number of Shares Purchased   Price Per Share
-------------------    --------------------------   ---------------
August 1, 2007                      182                  $6.22
August 10, 2007                     231                  $6.22
August 15, 2007                   2,387                  $6.22
August 16, 2007                     930                  $6.10
August 17, 2007                     605                  $6.10
September 4, 2007                     3                  $6.20
September 7, 2007                   936                  $6.25

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                                                                     Page 5 of 6


     (d) Persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

     (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not Applicable.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS:

     Not Applicable.

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                                                                     Page 6 of 6


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: September 18, 2007


                                        By: /s/ Lloyd I. Miller, III
                                            ------------------------------------
                                            Lloyd I. Miller, III